                                                                  Exhibit (a)(3)

Monday February 22, 8:05 am Eastern Time

Company Press Release

Pinkerton Agrees to Merge With Securitas of Sweden

Reports 1998 Results

WESTLAKE VILLAGE, Calif.--(BUSINESS WIRE)--Feb. 22, 1999-- Pinkerton's Inc. (NYSE:PKT) and Securitas AB, based in Stockholm, Sweden, jointly announced Monday that they have signed a definitive merger agreement for Securitas to acquire all outstanding shares of Pinkerton.

Pursuant to the agreement, Securitas will pay US$29.00 per share for each outstanding share of Pinkerton common stock. Pinkerton currently has approximately 12.2 million shares of common stock outstanding and options corresponding to 2.3 million shares of common stock outstanding. The transaction is valued at US$384 million.

The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Pinkerton will become a wholly owned subsidiary of Securitas. The transaction has been approved by the Boards of Directors of both Securitas and Pinkerton. Pinkerton's largest stockholder, Chairman Thomas W. Wathen, holds 30.6 percent of Pinkerton's outstanding shares, and has committed to selling his shares to Securitas at the offer price.

Securitas expects to commence its cash tender offer later this week. The cash tender offer is subject to Securitas receiving at least a majority of the fully diluted shares of Pinkerton, as well as required regulatory approvals and certain other conditions.

Securitas said that Denis R. Brown, Pinkerton's president and chief executive officer, would become chairman and chief executive officer of Pinkerton. Brown will also be nominated for election to the Securitas Board of Directors in April.

"This combination of two powerful security leaders will provide global corporations with access to a truly global network of security services," said Brown. "We are finding that U.S. corporations, in particular, are seeking to consolidate their security with fewer providers in order to create more integrated, well-planned security environments for their assets worldwide. With combined resources, we will be able to continuously strengthen both the quality of our services and operational efficiencies that should enhance the company's growth and earnings in the years ahead."

Securitas President and Chief Executive Officer Thomas Berglund stated: "This merger is a dramatic milestone for the security industry. We have spent 10 years building a strong and comprehensive European platform and Europe still represents a huge potential for further growth and improved profitability. The acquisition gives us a strong second base for a duplication of the last 10 years of development in Europe."

Pinkerton and Securitas: The New Company

The merger of Securitas and Pinkerton creates the world's largest full-service security firm, which will have 5 percent of the global security market, with annual revenue of US$3.5 billion, and 114,000 employees in more than 30 countries in Europe, North and South America and Asia. In the United States, which represents more than 40 percent of the worldwide security services industry, Pinkerton has approximately a 3 percent share overall and 6 percent share of the contract security officer market specifically. The U.S. security industry is projected to grow 7 to 9 percent annually over the next five years. Securitas currently holds a 9 percent market share in Europe, where growth rates are expected to be 6 to 7 percent over the next five years.

Pinkerton Fourth Quarter and 1998 Annual Results

Pinkerton also reported its fourth quarter and full-year 1998 results Monday. For the fourth quarter 1998, it reported net income of $4,320,000, or $0.34 diluted earnings per share, down 35 percent from $6,659,000, or $0.50 diluted earnings per share, in the prior year's quarter. Operating profit for the quarter was $5,285,000, down 34 percent from $8,011,000 in the prior year's quarter. Service revenues for the quarter were $314,193,000 compared to $316,896,000 in the prior year's quarter. Changes in foreign exchange rates reduced fourth-quarter revenue by $2,900,000.

Net loss for the full year 1998 was $463,000, or $0.04 loss per share, compared to net income of $14,733,000, or $1.12 diluted earnings per share, in the prior year. Net loss for the year included a write-down of long-lived assets and other special charges totaling $9,853,000. Excluding this charge, operating profit for the year was $17,257,000 compared to $26,437,000 in the prior year. Service revenues for the full year 1998 were $1,009,097,000 compared to $1,001,889,000 in the prior year. Changes in foreign exchange rates reduced 1998 revenue by $8,000,000.

Said Pinkerton CEO Brown: "Clearly, 1998 was a year of consolidation of Pinkerton businesses, strengthening of management, investing in our infrastructure, and developing or acquiring new service capabilities to advance the security of our clients worldwide. The investments we have made to consolidate and reposition our United Kingdom and Systems Integration businesses are beginning to bear fruit. The turnaround in the U.K. is on track and, for Systems Integration, we recorded double-digit sales growth and ended the year with strong incoming orders from our national accounts organization. The costs of the actions to reposition our business totaled approximately $12 million in 1998. The future of our security officer business was significantly strengthened by the renewal of our contract with General Motors and winning other major contracts, which positions us to return to our growth objectives and contribute significantly to Securitas' financial success."

Pinkerton is one of the world's largest and most respected security companies, providing uniformed security officers, investigations, consulting, business intelligence, security-systems integration, and employee selection and communications services. Founded in 1850 by Allan Pinkerton, the "original private eye," the company has revenues exceeding $1 billion and lists more than 80 percent of the U.S. Fortune 1000 as clients. With headquarters in Westlake Village,

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

Calif., Pinkerton has more than 250 offices and 48,000 employees throughout the U.S., Canada, Latin America, Europe, Asia and Australia.



                       Pinkerton's, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (In thousands, except per share data)




                                   For the Quarter Ended                           For the Year Ended
                            -------------------------------------        --------------------------------------
                             Dec. 25, 1998          Dec. 26, 1997          Dec. 25, 1998         Dec. 26, 1997
                          --------------------   --------------------  --------------------   -----------------
Service revenues                $314,193               $316,896             $1,009,097             $1,001,889
Cost of services                 277,068                275,491                888,004                877,016
                                --------               --------             ----------             ----------
Gross profit                      37,125                 41,405                121,093                124,873

Operating expenses                29,470                 30,602                 95,986                 89,039

Amortization of
 intangible assets                 2,370                  2,792                  7,850                  9,397

Write-down of
 long-lived
 assets and other
 special charges                      --                     --                  9,853                     --
                                --------               --------             ----------             ----------
Operating profit                   5,285                  8,011                  7,404                 26,437

Other (income)
 deductions:

 Interest income                    (971)                  (210)                (1,505)                (1,186)

 Interest expense                    898                    795                  3,249                  4,083
                                --------               --------             ----------             ----------
                                     (73)                   585                  1,744                  2,897
Income before
 income taxes                      5,358                  7,426                  5,660                 23,540

Provision for
 income taxes                      1,038                    767                  6,123                  8,807
                                --------               --------             ----------             ----------
Net income
 (loss)                         $  4,320               $  6,659             $     (463)            $   14,733
                                ========               ========             ==========             ==========
Basic earnings
 (loss) per share                   $.35                   $.53                  $(0.4)                 $1.17
                                ========               ========             ==========             ==========

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


Diluted earnings
 (loss) per share                   $.34                   $.50                  $(0.4)                 $1.12
                                ========               ========             ==========             ==========



Contact:

  Pinkerton's Inc.
  James P. McCloskey, 818/706-6805 (CFO)

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